# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIOMERICA INC, CIK 0000073290
CUSIP: 09061H307
Title of class of securities: Common Stock, par value $0.08 per share
Address of issuer's principal executive offices: 17571 Von Karman Avenue, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0001464790
Persons authorized to receive notices and communications: Bryant R. Riley, BRC Group Holdings, Inc.,, 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, (818) 884-3737

## Reporting persons
- BRC Group Holdings, Inc. (CIK 0001464790): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 460,080; sole dispositive power 0; shared dispositive power 460,080; aggregate amount beneficially owned 460,080 (10.03% of the class)
  Comment: Percent of class is calculated based on 4,588,968 shares of common stock, par value $0.08 (the "Common Stock"), of Biomerica, Inc. (the "Issuer") outstanding as of August 20, 2026, as provided by the Issuer.
- B. Riley Principal Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 460,080; sole dispositive power 0; shared dispositive power 460,080; aggregate amount beneficially owned 460,080 (10.03% of the class)
  Comment: Percent of class is calculated based on 4,588,968 shares of common stock, par value $0.08 (the "Common Stock"), of the Issuer, outstanding as of August 20, 2026, as provided by the Issuer.
- Bryant R. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 460,080; sole dispositive power 0; shared dispositive power 460,080; aggregate amount beneficially owned 460,080 (10.03% of the class)
  Comment: Percent of class is calculated based on 4,588,968 shares of common stock, par value $0.08 (the "Common Stock"), of the Issuer, outstanding as of August 20, 2026, as provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.08 per share
Name of issuer: BIOMERICA INC
Address of issuer's principal executive offices: 17571 Von Karman Avenue, Irvine, California (CA), 92614

## Item 2. Identity and Background
Name of person filing:
(a) This Schedule 13D is being filed by the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(1) BRC Group Holdings, Inc., a Delaware corporation ("BRC");

(2) B. Riley Principal Capital, LLC, a Delaware limited liability company ("BRPC"); and

(3) Bryant R. Riley, an individual ("Riley").
Residence or business address: 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025.
Present principal occupation or employment: The principal business of BRC is serving as a holding company. The principal business of BRPC is making investments. Riley is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: BRC is a Delaware corporation. BRPC is a Delaware limited liability company. Riley is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 460,080 shares of Common Stock was $736,128 (the "Purchased Shares"). The source of funds for acquiring the Purchased Shares that are directly owned by BRPC was working capital of BRPC.

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) - (j)

The Purchased Shares were acquired by the Reporting Persons for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock;
(2) changes in the Issuer's operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the "Board"), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons' acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and
(3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Other than the discussion above, the Reporting Persons do not have any other present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Private Placement - Board Representative

In connection with the acquisition of Purchased Shares by BRPC, BRPC is entitled to appoint a representative to the Issuer's Board of Directors.

Registration Rights Agreement

BRPC entered into a registration rights agreement with the Issuer whereby the Issuer has agreed to register the Purchased Shares.

Engagement Letter

Simultaneous with the closing of the transaction, the Issuer entered into an engagement letter (the "Engagement Letter") with B. Riley Securities, Inc., an affiliate of BRC and BRPC ("BRS"). BRS will serve as the Issuer's exclusive financial advisor in connection with the evaluation and potential pursuit of certain strategic transactions. The Engagement Letter has an initial term of 24 months.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) As of the date hereof, BRC may be deemed to indirectly beneficially own 480,060 shares of Common Stock held by BRC, representing 10.03% of the Issuer's Common Stock. BRPC is a subsidiary of BRC.

(2) BRPC beneficially owns directly 480,060 shares of Common Stock, representing 10.03% of the Issuer's Common Stock.

(3) Bryant Riley may be deemed to indirectly beneficially own 480,060 shares of Common Stock, representing 10.03% of the Issuer's Common Stock outstanding and held directly by BRPC in the manner specified in paragraph (2) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRPC except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons directly own, has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 480,060 shares of Common Stock of the Issuer. Based upon a total of 4,588,968 outstanding shares of Common Stock as of August 20, 2026, the Reporting Persons shares represent approximately 10.03% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 herein, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. The description of the securities purchase agreement is qualified in its entirety by reference to the full text of the securities purchase agreement, which is filed as Exhibit 2 and incorporated herein by reference. The description of the registration rights agreement is qualified in its entirety by reference to the full text of the registration rights agreement, which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

Schedule A Executive Officers and Directors of BRC Group Holdings, Inc.

1* Joint Filing Agreement by and among the Reporting Persons.

2 Securities Purchase Agreement, dated August 20, 2026, by and among Bioamerica, Inc and certain Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 26, 2026).

3 Registration Rights Agreement, dated August 20, 2026, by and among Bioamerica, Inc. and certain Purchasers (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 26, 2026).

* Filed herewith.

## Signatures
- BRC Group Holdings, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (08/28/2026)
- B. Riley Principal Capital, LLC: /s/ Frank Pigott, Frank Pigott/Authorized Signatory (08/28/2026)
- Bryant R. Riley: /s/ Bryant Riley, Bryant Riley (08/28/2026)